Exhibit 99.1

EPKINLY™ (epcoritamab-bysp) Approved by U.S. Food and Drug Administration as the First and Only Bispecific Antibody to Treat Adults with Relapsed or Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL)

Company Announcement

●	Results from phase 2 clinical trial demonstrated EPKINLY™ (epcoritamab-bysp) delivered 61 percent overall response rate, 38 percent complete response, and 15.6-month median duration of response in challenging-to-treat R/R DLBCL patients
●	EPKINLY represents the seventh approved medicine incorporating Genmab innovation and third created via Genmab’s DuoBody® technology platform

COPENHAGEN, Denmark; May 19, 2023 – Genmab A/S (Nasdaq: GMAB) today announced that the U.S. Food and Drug Administration (FDA) has approved EPKINLY™ (epcoritamab-bysp) as the first and only T-cell engaging bispecific antibody for the treatment of adult patients with relapsed or refractory (R/R) diffuse large B-cell lymphoma (DLBCL), not otherwise specified (NOS), including DLBCL arising from indolent lymphoma, and high-grade B-cell lymphoma, after two or more lines of systemic therapy. EPKINLY was approved under accelerated approval based on response rate and durability of response. Continued approval for this indication is contingent upon verification and description of clinical benefit in a confirmatory trial(s). EPKINLY is being co-developed and co-commercialized by Genmab and AbbVie (NYSE: ABBV) as part of the companies’ oncology collaboration.

“The approval of EPKINLY in the U.S. is an incredibly important milestone for patients with relapsed or refractory DLBCL, who are in need of a new, innovative treatment option administered subcutaneously,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “As the first and only bispecific antibody approved in the U.S. to treat relapsed or refractory DLBCL, and the third approved medicine developed using Genmab’s DuoBody technology, EPKINLY is a testament to our dedication to turn novel science into medicine and develop innovative and differentiated antibody therapeutics with the goal of improving the lives of patients. Together with AbbVie, we are committed to further evaluating and developing epcoritamab as a potential future core therapy across B-cell malignancies.”

EPKINLY features a dual-targeted approach continuously binding to T-cells and CD20+ lymphoma B-cells. In the pivotal Phase 2 clinical study, subcutaneous EPKINLY monotherapy demonstrated responses in challenging-to-treat, relapsed or refractory DLBCL patients who have received at least two prior treatments. An overall response (complete or partial response) was seen in 61 percent (90/148 [95 percent confidence interval (CI): 52.5-68.7]) of patients and 38 percent (56/148 [95 percent CI: 30.0-46.2]) achieved complete remission. The median duration of response was 15.6 months (95 percent CI: 9.7-Not reached). EPKINLY can cause serious side effects, including cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS), infections, and cytopenias. Please see additional Important Safety Information, including Important Warnings on CRS and ICANS, below.

“Patients with DLBCL who relapse or are refractory to currently available therapies have limited options. Generally, the prognosis for these patients is poor and management of this aggressive disease can be challenging,” said Tycel Phillips, M.D., City of Hope Associate Professor, Division of Lymphoma, Department of Hematology & Hematopoietic Cell Transplantation. “Epcoritamab is a subcutaneous bispecific antibody that offers an additional treatment option for this patient population. With this approval, patients who are in need of additional therapy may have the opportunity to receive epcoritamab after failure to respond or relapse after two or more prior systemic therapies.”

DLBCL is a fast-growing type of B-cell non-Hodgkin’s lymphoma (B-NHL), a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.i,ii

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EPKINLY™ (epcoritamab-bysp) Approved by U.S. Food and Drug Administration as the First and Only Bispecific Antibody to Treat Adults with Relapsed or Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL)

"Despite recent advances in treating advanced DLBCL, due to the aggressive nature and complexity of the disease, there remains a need for new options that can provide remission, are tolerable, and can be administered upon relapse. The approval of EPKINLY brings a new option – and with it – new hope to patients and the greater lymphoma community,” said Meghan Gutierrez, Chief Executive Officer, Lymphoma Research Foundation.

About the Phase 1/2 EPCORE NHL-1 trial

In the expansion cohort of the trial, 157 patients with large B-cell lymphoma (LBCL) were enrolled. Among them, 148 patients with DLBCL or high-grade B-cell lymphoma were enrolled, 89 percent of which were diagnosed with DLBCL NOS, including 28 percent with DLBCL transformed from indolent lymphoma, and 14 percent with high-grade B-cell lymphoma (HGBCL). The median number of prior therapies was three (range: 2 to 11), with 29 percent receiving two prior therapies, 32 percent receiving three prior therapies, and 39 percent receiving four or more prior therapies. Eighteen percent had prior autologous hematopoietic stem cell transplantation (HSCT), and 39 percent had prior chimeric antigen receptor (CAR) T-cell therapy. Eighty-two percent of patients had disease refractory to last therapy and 29 percent of patients were refractory to CAR T-cell therapy.

The prescribing information has a Boxed Warning for serious or life-threatening cytokine release syndrome (CRS) and life-threatening or fatal immune effector cell-associated neurotoxicity syndrome (ICANS). Warnings and precautions include infections and cytopenias. The majority of treatment-emergent adverse events (TEAEs) occurred during the first 12 weeks of treatment and resolved. The most common (≥ 20 percent) adverse reactions were CRS, injection site reactions, fatigue, musculoskeletal pain, pyrexia, abdominal pain, nausea, and diarrhea. The most common Grade 3 to 4 laboratory abnormalities (≥10 percent) were decreased lymphocyte count, decreased neutrophil count, decreased white blood cell count, decreased hemoglobin, and decreased platelets.

Helping Patients Access Care

Genmab strives to positively impact the lives of patients when our medicines reach the people who need them. We understand the impact that cancer can have, and so we empower patients and their care partners to take ownership of their treatment journey, offering support every step of the way. MyNavCare™ Patient Support by Genmab offers resources and services, from financial information to ongoing support, to help eligible patients access their Genmab medication. MyNavCare provides helpful information for patients, care partners and the healthcare providers who serve those patients throughout their treatment journey. MyNavCare is available now to patients who have been prescribed EPKINLY. Patients, care partners and healthcare providers interested in learning more about MyNavCare can visit www.MyNavCare.com or call 1-866-NAV-CAR1 (1-866-628-2271).

About Diffuse Large B-cell Lymphoma (DLBCL)

DLBCL is the most common type of NHL worldwide, accounting for approximately 30 percent of all NHL cases and comprising an estimated 30,400 U.S. cases in 2022. DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men. i,iii

About EPKINLY™ (epcoritamab-bysp)

EPKINLY is an IgG1-bispecific antibody created using Genmab's proprietary DuoBody® technology and administered subcutaneously. Genmab's DuoBody-CD3 technology is designed to direct cytotoxic T-cells selectively to elicit an immune response towards target cell types. EPKINLY is designed to simultaneously bind to CD3 on T-cells and CD20 on B-cells and induces T-cell mediated killing of CD20+ cells.iv EPKINLY is being co-developed by Genmab and AbbVie as part of the companies' oncology collaboration.

What is EPKINLY?
EPKINLY is a prescription medicine used to treat adults with certain types of diffuse large B-cell lymphoma (DLBCL) and

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EPKINLY™ (epcoritamab-bysp) Approved by U.S. Food and Drug Administration as the First and Only Bispecific Antibody to Treat Adults with Relapsed or Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL)

high-grade B-cell lymphoma that has come back (relapsed) or that did not respond to previous treatment (refractory), and who have received two or more treatments for their cancer. EPKINLY is approved in the U.S. based on patient response data. A study is ongoing to confirm the clinical benefit of EPKINLY. It is not known if EPKINLY is safe and effective in children.

IMPORTANT SAFETY INFORMATION

Important Warnings—EPKINLY can cause serious side effects, including:

●	Cytokine release syndrome (CRS). CRS is common during treatment with EPKINLY and can be serious or life-threatening. Tell your healthcare provider or get medical help right away if you develop symptoms of CRS, including fever of 100.4°F (38°C) or higher, dizziness or lightheadedness, trouble breathing, chills, fast heartbeat, feeling anxious, headache, confusion, shaking (tremors), or problems with balance and movement, such as trouble walking.

Due to the risk of CRS, you will receive EPKINLY on a “step-up” dosing schedule. The step-up dosing schedule is when you receive smaller “step-up” doses of EPKINLY on day 1 and day 8 of your first cycle of treatment (cycle 1). You will receive your first full dose of EPKINLY on day 15 of cycle 1. If your dose of EPKINLY is delayed for any reason, you may need to repeat the step-up dosing schedule. Before each dose in cycle 1, you will receive medicines to help reduce your risk of CRS. Your healthcare provider will decide if you need to receive medicine to help reduce your risk of CRS with future cycles.

●	Neurologic problems. EPKINLY can cause serious neurologic problems that can be life-threatening and lead to death. Neurologic problems may happen days or weeks after you receive EPKINLY. Your healthcare provider may refer you to a healthcare provider who specializes in neurologic problems. Tell your healthcare provider right away if you develop any symptoms of neurologic problems, including trouble speaking or writing, confusion and disorientation, drowsiness, tiredness or lack of energy, muscle weakness, shaking (tremors), seizures, or memory loss.

Due to the risk of CRS and neurologic problems, you should be hospitalized for 24 hours after receiving your first full dose of EPKINLY on day 15 of cycle 1. Your healthcare provider will monitor you for symptoms of CRS and neurologic problems during treatment with EPKINLY, as well as other side effects, and treat you if needed. Your healthcare provider may temporarily stop or completely stop your treatment with EPKINLY if you develop CRS, neurologic problems, or any other side effects that are severe.

Do not drive or use heavy or potentially dangerous machinery if you develop dizziness, confusion, tremors, drowsiness, or any other symptoms that impair consciousness until your symptoms go away. These may be symptoms of CRS or neurologic problems.

EPKINLY can also cause other serious side effects, including:

●	Infections. EPKINLY can cause serious infections that may lead to death. Your healthcare provider will check you for symptoms of infection before and during treatment. Tell your healthcare provider right away if you develop any symptoms of infection during treatment, including fever of 100.4°F (38°C) or higher, cough, chest pain, tiredness, shortness of breath, painful rash, sore throat, pain during urination, or feeling weak or generally unwell.
●	Low blood cell counts. Low blood cell counts are common during treatment with EPKINLY and can be serious or severe. Your healthcare provider will check your blood cell counts during treatment. EPKINLY may cause low blood cell counts, including low white blood cell counts (neutropenia), which can increase your risk for infection; low red blood cell counts (anemia), which can cause tiredness and shortness of breath; and low platelet counts (thrombocytopenia), which can cause bruising or bleeding problems.

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LEI Code 529900MTJPDPE4MHJ122

EPKINLY™ (epcoritamab-bysp) Approved by U.S. Food and Drug Administration as the First and Only Bispecific Antibody to Treat Adults with Relapsed or Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL)

Your healthcare provider may temporarily stop or completely stop treatment with EPKINLY if you develop certain side effects.

Before you receive EPKINLY, tell your healthcare provider about all of your medical conditions, including if you:

●	have an infection.
●	are pregnant or plan to become pregnant. EPKINLY may harm your unborn baby. Females who are able to become pregnant: Your healthcare provider should do a pregnancy test before you start treatment with EPKINLY. You should use effective birth control (contraception) during treatment and for 4 months after your last dose of EPKINLY. Tell your healthcare provider if you become pregnant or think that you may be pregnant during treatment with EPKINLY.
●	are breastfeeding or plan to breastfeed. It is not known if EPKINLY passes into your breast milk. Do not breastfeed during treatment with EPKINLY and for 4 months after your last dose of EPKINLY.

Tell your healthcare provider about all of the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

The most common side effects of EPKINLY include CRS, tiredness, muscle and bone pain, injection site reactions, fever, stomach-area (abdominal) pain, nausea, and diarrhea.

These are not all the possible side effects of EPKINLY. Call your doctor for medical advice about side effects.

You are encouraged to report side effects to the FDA at (800) FDA-1088 or www.fda.gov/medwatch or to Genmab US, Inc. at 1-855-4GENMAB (1-855-443-6622).

Please see the full Prescribing Information and Medication Guide, including Boxed Warnings.

Continued Development

Genmab and AbbVie are evaluating epcoritamab as a monotherapy, and in combination, across lines of therapy in a range of hematologic malignancies. This includes an ongoing phase 3, open-label, randomized trial evaluating epcoritamab as a monotherapy in patients with R/R DLBCL (NCT: 04628494), an ongoing phase 3, open-label, randomized trial evaluating epcoritamab in combination with in adult participants with newly diagnosed DLBCL (NCT: 05578976), and a phase 3, open-label clinical trial evaluating epcoritamab in combination in patients with R/R follicular lymphoma (FL) (NCT: 05409066).

In October 2022, Genmab announced that AbbVie submitted a Marketing Authorization Application for epcoritamab for the treatment of patients with R/R DLBCL after two or more lines of systemic therapy, which was validated by the European Medicines Agency. Additionally, in December 2022, Genmab announced that the company submitted a Japan new drug application to the Ministry of Health, Labor and Welfare of Japan for epcoritamab for the treatment of patients with R/R LBCL after two or more lines of systemic therapy.

About Genmab

Genmab is an international biotechnology company with a core purpose guiding its unstoppable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with

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EPKINLY™ (epcoritamab-bysp) Approved by U.S. Food and Drug Administration as the First and Only Bispecific Antibody to Treat Adults with Relapsed or Refractory (R/R) Diffuse Large B-cell Lymphoma (DLBCL)

biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®. EPKINLY™ is owned by AbbVie Biotechnology Ltd.

i Sehn LH, Salles G. N Engl J Med. 2021;384:842-858.

ii Crump M, Neelapu SS, Farooq U, et al. Blood. 2017;130(16):1800-1808.

iii Kanas G, Ge W, Quek RGW, et al. Leukemia & Lymphoma. 2022;63(1):54-63.

iv Engelberts et al. "DuoBody-CD3xCD20 induces potent T-cell-mediated killing of malignant B cells in preclinical models and provides opportunities for subcutaneous dosing." EBioMedicine. 2020;52:102625. DOI: 10.1016/j.ebiom.2019.102625

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